Grupo Casa Saba, S.A.B. de C.V.

By resolution of the Board of Directors, the shareholders of Grupo Casa Saba, S.A.B. de C.V. (the “Company”) are hereby summoned to attend the General Ordinary Shareholders' Meeting to be held on July 20th, 2010, at 10:30 o’clock, in the building located at Paseo de la Reforma No. 215, 2nd Floor, Lomas de Chapultepec, 11000, Mexico, D.F., in order to discuss the items contained in the following:

AGENDA

I. Presentation, and in its case, ratification of the promise to purchase and sale agreement of the stock of Farmacias Ahumada, S.A., executed on May 17, 2010 by and between certain shareholders of such entity and the Company.

II. Presentation, and in its case approval pursuant to article 47 of the Securities Market Law, regarding the proposal of the Company to purchase, through one of its subsidiaries, up to the total of the shares representing the capital stock of Farmacias Ahumada, S.A.

III. Presentation, and in its case, approval regarding the execution of a loan agreement and grant personal and real guaranties related thereto, related to the acquisition described above.

IV. Presentation, and in its case, approval to increase the capital stock of the Company, in its variable part.

V. Presentation, and in its case, approval to grant powers of attorney to carry out the acts describe in Sections II, III and IV above.

VI. Approval of the resignation and proposal to appoint a member of Board of Directors of the Company.

VII. Designation of the delegates who will formalize the resolutions taken at this meeting.

In order to have the right to attend the meeting, the shareholders of the Company shall have to provide truthful evidence of their ownership of such shares, at least 48 hours prior to the time set for the meeting, before the Secretary of the Company at the offices located at Montes Urales No. 505, 3rd Floor, 11000 Mexico, D.F. To that effect, the shareholders shall have to be registered as such in the Shareholder’s Registry Book of the Company, which shall be updated in accordance to the certifications issued by S.D. INDEVAL INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, S.A. de C.V., and to the complementary lists to which Article 290 of the Securities Market Law refers to.

The share certificates to be deposited in order for the shareholder to be able to attend the meeting will be returned only after the meeting has been adjourned, against the delivery of the corresponding deposit slip. The shareholders may be represented by attorneys-in-fact duly appointed by means of power of attorney granted in the form provided by the Company, which shall meet the requirements set forth in Article 49, Section III of the Securities Market Law or by means of a general or special power of attorney granted pursuant to the applicable laws. The mentioned forms are available to the shareholders or their representatives as of this date, in the offices of the Secretary of the Company located at the above-mentioned domicile.

Mexico City, Federal District , June 21, 2010

Francisco Fuentes Ostos
Secretary of the Board of Directors